                                                       Registration No. 33-78746


    As filed with the Securities and Exchange Commission on October 5, 1995
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   _________

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                            _______________________

                            COMPUCOM SYSTEMS, INC.
            (Exact name of registrant as specified in its charter)


     Delaware                                         38-2363156
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)

                          10100 N. Central Expressway
                             Dallas, Texas  75231
                                (214) 265-3600

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                               Robert J. Boutin
                            Chief Financial Officer
                            CompuCom Systems, Inc.
                          10100 N. Central Expressway
                             Dallas, Texas  75231
                                (214) 265-3600

(Name, address, including zip code, and telephone number, including area code, of agent for service)


                                  Copies to:

     N. Jeffrey Klauder                                  Dom H. Wyant
 Morgan, Lewis & Bockius LLP                     Jones, Day, Reavis & Pogue
    2000 One Logan Square                         3500 One Peachtree Center
    Philadelphia, PA  19103                        303 Peachtree St., N.E.
                                                     Atlanta, GA   30308

                               _________________

     Approximate date of commencement of proposed sale to which this Registration Statement relates: As soon as practicable after the effective date of this Post-Effective Amendment No. 1.

     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                EXPLANATORY NOTE


          This Post-Effective Amendment No. 1 to Registration Statement on Form S-3 relates to an underwritten public offering by certain selling stockholders of 4,200,000 shares of Common Stock of the Registrant (together with up to 630,000 shares which may be sold upon exercise of an underwriters' over-allotment option) through an underwriting syndicate co-managed by The Robinson-Humphrey Company, Inc. and Hambrecht & Quist LLC. This offering will be commenced as promptly as practicable following effectiveness of this Post-Effective Amendment No. 1 pursuant to Section 8(c) of the Securities Act of 1933, as amended. The balance of the 8,409,091 shares originally registered on this Registration Statement on Form S-3 will be de-registered following the completion of the offering contemplated by this Post-Effective Amendment.

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                  SUBJECT TO COMPLETION, DATED OCTOBER 5, 1995

                                4,200,000 SHARES

                             COMPUCOM SYSTEMS, INC.

                                     [LOGO]

                                  COMMON STOCK
                        _______________________________

       All of the 4,200,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of CompuCom Systems, Inc., a Delaware corporation ("CompuCom" or the "Company"), offered hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock offered hereby.

       The Common Stock is listed on the Nasdaq National Market under the symbol "CMPC." On October 4, 1995, the last sale price of the Common Stock as reported on the Nasdaq National Market was $6.125.

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                         _____________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                                 Underwriting           Proceeds to Selling
                         Price to Public        Discount/(1)/            Stockholders/(2)/
---------------------------------------------------------------------------------------------
Per Share.............   $                      $                       $
---------------------------------------------------------------------------------------------
Total/(3)/............   $                      $                       $
=============================================================================================

(1) See "Underwriting" for information concerning indemnification arrangements with the Underwriters.

(2) Before deducting expenses of the offering payable by the Selling Stockholders estimated to be $122,000. In addition, the Company will pay certain expenses estimated at $10,000.

(3) Certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 630,000 shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Selling Stockholders will be $________, $________ and $________, respectively. See "Underwriting."

                           _________________________

       The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of certificates representing the Common Stock will be made on or about ____________, 1995.

 THE ROBINSON-HUMPHREY                                 HAMBRECHT & QUIST
     COMPANY, INC.
       , 1995

                             AVAILABLE INFORMATION


       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


       This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement and the exhibits filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


       The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995 and June 30, 1995; and (iii) the description of the Company's Common Stock which is contained in a registration statement filed under the Exchange Act, including any statements or reports filed for the purpose of updating such description.


       All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


       The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed in writing to Robert
J. Boutin, Chief Financial Officer, CompuCom Systems, Inc., 10100 N. Central Expressway, Dallas, Texas 75231, (214) 265-3600.



       IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

       IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

_______________________________________________________________________________

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under the caption "Risk Factors."


                                  THE COMPANY


       The Company sells personal computer products and provides systems integration services, including product configuration, field engineering, network management, help desk services and network project management. The Company has increased its net revenues and net earnings from 1990 through 1994 at compounded annual rates of 38% and 42%, respectively, in part through the enhancement of its product and services capabilities.


       The Company is an authorized dealer of major personal computer products for a number of manufacturers, including Compaq Computer Corporation, International Business Machines Corporation, Hewlett-Packard Company, Toshiba America Information Systems, and Apple Computer, Inc. The Company also offers a broad selection of networking and related products, computer-related peripheral equipment and a range of computer equipment and software from a number of vendors, including 3Com Corporation, Digital Equipment Corporation, Intel Corporation, Kingston Technologies, Lotus Development Corporation, Microsoft Corporation, NEC Technologies, Inc., and Novell Corporation.



       The Company provides a range of integration services from the Company's offices and on-site at the customer's location. The Company's revenues from its services business currently represent less than 10% of total revenues, although such services business is an integral part of the Company's strategy to provide customers with an "end-to-end" solution to their technology needs. The Company's services business has increased primarily through internal growth augmented by a series of strategic acquisitions. These acquisitions have broadened the variety of network management platforms, increased remote network monitoring capabilities and greatly expanded the Company's systems engineer resources. From January 1, 1994 through June 30, 1995, the Company increased the number of its services employees from approximately 530 to approximately 970.


       Products and services are sold by a direct sales force of approximately 220 sales representatives. The Company maintains product distribution centers in Woolwich, New Jersey and Stockton, California and operates approximately 40 sales and services centers located in and servicing large metropolitan areas nationwide. Services and support personnel are located at the two distribution centers, at the Company's headquarters in Dallas, Texas, at various local sales offices and at customer sites. The Company's distribution centers are highly automated and employ advanced inventory management and order processing technologies that allow the Company to configure personal computer products and receive, process and ship customer orders accurately and efficiently.


       Customer support, prompt delivery, product variety and availability, and price are key elements in attracting new and retaining current customers. In particular, knowledgeable, experienced sales and services personnel who understand customer needs are important factors in the growth of the Company's services business. The Company seeks to address these requirements by continuing to expand its services and support organization, training sales and services personnel, and developing its vendor relationships to provide a customer driven product line at competitive prices. Also crucial to the Company's continued success is the expansion of its integrated, comprehensive information system that enables the Company to track and respond to its customers' requirements more efficiently.


       The Company's predecessor was incorporated in Michigan in 1981, and was reincorporated in Delaware, and changed its name to CompuCom Systems, Inc., in 1989. The principal executive offices of the Company are located at 10100 N. Central Expressway, Dallas, Texas 75231 and its telephone number at that address is (214) 265-3600.

________________________________________________________________________________

________________________________________________________________________________

                                 THE OFFERING

     Common Stock offered by the Selling Stockholders............      4,200,000
     Common Stock to be outstanding after the offering (1).......     43,047,515
     Nasdaq National Market Symbol...............................           CMPC

____________

(1) Does not include (i) 2,954,209 shares of Common Stock reserved for issuance upon conversion of 2,000,000 outstanding shares of Series B Cumulative Convertible Preferred Stock, $10 stated value ("Series B Stock"), (ii) 4,491,801 shares of Common Stock reserved for issuance upon the exercise of options outstanding under the Company's 1983 Stock Option Plan, 1984 Non-Qualified Stock Option Plan, 1993 Stock Option Plan and 1995 Stock Option Plan for Directors (together, the "Option Plans"), (iii) 2,096,300 shares of Common Stock available for future grants of options under the Option Plans, or (iv) 103,331 shares reserved for issuance upon the exercise of outstanding warrants and other stock awards.

                             SUMMARY FINANCIAL DATA
                    (in thousands, except per share amounts)


                                                                                           Six Months Ended
                                            Year Ended December 31,                            June 30,
                           ---------------------------------------------------------- ---------------------------
                                1990      1991      1992       1993        1994          1994          1995
                              --------  --------  --------  ----------  ----------     --------      --------
OPERATING RESULTS:

 Net revenues...............  $343,325  $528,560  $713,035  $1,015,482  $1,255,813     $587,482      $674,197
  Cost of revenues..........   289,409   446,149   608,316     870,773   1,085,012      510,728       569,042
                              --------  --------  --------  ----------  ----------     --------      --------
 Gross margin...............    53,916    82,411   104,719     144,709     170,801       76,754       105,155
  Selling, general and
   administrative expense...    42,397    65,530    82,586     112,901     130,402       59,294        81,247

  Depreciation and
   amortization expense.....       884     1,998     2,912       4,178       4,621        2,190         2,997
                              --------  --------  --------  ----------  ----------     --------      --------
 Operating income...........    10,635    14,883    19,221      27,630      35,778       15,270        20,911
  Interest expense..........     4,579     6,654     7,507       8,722      11,346        5,229         6,497
                              --------  --------  --------  ----------  ----------     --------      --------
 Earnings before income
  taxes.....................     6,056     8,229    11,714      18,908      24,432       10,041        14,414

  Income taxes..............     2,423     3,209     4,451       7,469       9,773        4,017         5,765
                              --------  --------  --------  ----------  ----------     --------      --------
 Net earnings...............  $  3,633  $  5,020  $  7,263  $   11,439  $   14,659     $  6,024      $  8,649
                              ========  ========  ========  ==========  ==========     ========      ========
Earnings per common share:
 Primary....................      $.13      $.16  $    .23  $      .34  $      .40     $    .17      $    .22
 Fully diluted..............       .13       .16       .22         .29         .34          .14           .19


                                                        June 30, 1995
                                                -----------------------------
                                                   Actual      As Adjusted (1)
                                                 -----------   --------------
SELECTED BALANCE SHEET DATA:

 Total assets....................................$  406,363        $406,363
 Long-term debt..................................   113,417         113,417
 Convertible subordinated notes..................    18,405               -
 Stockholders' equity............................   102,806         121,211

---------------------
(1) Adjusted to give effect to the conversion of $18,500,000 in principal amount of the Company's 9% Convertible Subordinated Notes into 8,409,087 shares of Common Stock. None of such convertible notes will be outstanding upon the commencement of the offering contemplated hereby. See "Selling Stockholders."


________________________________________________________________________________

                                 RISK FACTORS



    In evaluating the Company and its business, prospective investors should consider carefully the following risk factors in addition to the other information contained herein.


  Competition. The Company is engaged in fields within the computer industry characterized by a high level of competition. Many established personal computer manufacturers (including many of the Company's own vendors), systems integrators and other resellers of personal computer or networking products compete with the Company in the configuration and distribution of computer systems and equipment. In the highly fragmented computer services area, the Company competes with several larger competitors, other corporate resellers pursuing high-end services opportunities, as well as several smaller computer services companies. Some of these competitors have financial, technical, manufacturing, sales, marketing and other resources which are substantially greater than those of the Company. In addition, the computer products and services industry is characterized by intense price competition, which may adversely affect the Company's results of operations. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors.


  Inventory Management. The personal computer industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence, placing inventory at considerable valuation risk. Certain of the Company's suppliers provide price protection practices to the Company intended to reduce the risk of inventory devaluation by absorbing temporary price reductions and long-term price declines associated with aging product life cycles. The Company also has the option of returning a certain percentage of its current product inventories each quarter to certain manufacturers as it assesses each product's current and forecasted demand schedule. There can be no assurance, however, that suppliers will continue such policies, that unforeseen new product developments will not affect the Company adversely, or that the Company can adequately manage its existing and future inventory.

  Attraction and Retention of Technical Employees. The Company's services business involves the delivery of professional services and is labor-intensive. The success of the services business will depend in large part upon the Company's ability to attract, develop, motivate and retain highly skilled technical employees who are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to be able to attract and retain sufficient numbers of highly skilled technical employees and project managers for the foreseeable future, there can be no assurance that the Company will be able to do so. The inability to attract and hire additional technical personnel, or the loss of a significant number of the Company's technical personnel, could have a material adverse impact on the Company, including its ability to secure and retain customers.


  Management of Growth. The Company's significant growth during the past several years has resulted in increased responsibilities for both existing and new management personnel. In addition, the Company is in the process of expanding its focus to emphasize growth in the service integration business. There can be no assurance that the Company will be successful in managing its expansion, and the failure to do so could adversely affect the Company's financial position and results of operations.


  Product Supply. The fields within the computer industry in which the Company competes continue to experience significant product supply shortages and customer order backlogs due to the inability of certain manufacturers to supply certain products on a timely basis. In addition, certain vendors have initiated new channels of distribution that increase competition for the available product supply. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill the Company's customer orders on a timely basis. Failure to obtain adequate product supplies could have a material adverse effect on the Company's results of operations.


  Dependence on Major Vendors. A substantial portion of the Company's revenues are derived from sales of computer systems including Compaq, IBM and HP personal computer products. During 1994, sales of Compaq and IBM personal computer products each accounted for at least 20% of the Company's 1994 net revenues while sales of HP products accounted for approximately 11% of 1994 net revenues. The Company's agreements with these vendors contain provisions providing for periodic renewals and that permit termination by the vendor without cause, generally upon 30 to 90 days' notice, depending on the vendor. In addition, the Company's business is dependent upon pricing and related terms, product availability and dealer authorizations provided by its major vendors. The loss of a major vendor or the deteriorization of the Company's relationship with a major vendor could have a material adverse effect on the Company's business. Additionally, there can be no assurance that these relationships will continue as presently in effect or that changes by one or more of these key vendors in their volume discount schedules or other marketing programs applicable to the Company would not adversely affect the Company.


  Potential Fluctuations in Operating Results. The Company's results may vary significantly from quarter to quarter depending on certain factors including, but not limited to, demand for personal computers, customer order deferrals, availability of products and general economic conditions. The Company seeks to control its expense levels, but such controls are in part based on anticipated revenues. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, quarterly period-to-period comparisons of the Company's financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


  Control by Safeguard Scientifics, Inc. Safeguard Scientifics, Inc. ("Safeguard") currently owns 21,463,184 shares of Common Stock and, after giving effect to the issuance of 8,409,087 shares of Common Stock upon conversion of the Company's 9% Convertible Subordinated Notes, will own approximately 49.9% of the outstanding Common Stock assuming no additional purchases. In addition, Safeguard owns 2,000,000 shares of Series B Stock. The Series B Stock is currently convertible into approximately 2,954,209 shares of Common Stock at a rate of $6.77 per share of Common Stock, subject to anti-dilution adjustments. The shares of Series B Stock are entitled to one vote for each share of Common Stock into which such shares may be converted, except that, for so long as Safeguard owns at least 40% of the Company's outstanding voting securities, in the election of directors the shares of Series B Stock are entitled to five votes for each share of Common Stock into which such shares of Series B Stock may be converted. Consequently, after giving effect to the conversion of the Company's 9% Convertible Subordinated Notes into 8,409,087 shares of Common Stock, Safeguard has approximately 62.7% of the outstanding voting power of the Company's capital stock with respect to the election of directors and approximately 53.1% of the outstanding voting power of the Company's capital stock with respect to all other matters upon which the holders of Common Stock may vote. As a result, Safeguard will have the voting power to elect the Company's entire Board of Directors and have the practical ability to control all other matters requiring stockholder approval. In addition, the Company has certain arrangements pursuant to which Safeguard provides various administrative, legal and financial services in return for an annual fee. The Company has been informed that Safeguard plans to maintain at least a 50% economic interest in the Company and may do so, among other ways, by purchasing Common Stock in open market transactions from time to time, in privately negotiated transactions with other stockholders of the Company, by purchasing shares in the offering contemplated hereby, or by acquiring newly issued shares from the Company.


  Limited Trading Market; Shares Eligible for Future Sale. At September 30, 1995, and after giving effect to the issuance of 8,409,087 shares of Common Stock upon conversion of the Company's 9% Convertible Subordinated Notes, the Company had 43,047,515 shares of Common Stock outstanding, not including (i) 2,954,209 shares of Common Stock reserved for issuance upon conversion of 2,000,000 outstanding shares of Series B Stock, (ii) 4,491,801 shares of Common Stock reserved for issuance upon the exercise of options outstanding under the Company's Option Plans, (iii) 2,096,300 shares of Common Stock available for future grants of options under the Option Plans, or (iv) 103,331 shares reserved for issuance upon the exercise of outstanding warrants and other stock awards. At September 30, 1995, and after giving effect to the issuance of 8,409,087 shares of Common Stock upon conversion of the Company's 9% Convertible Subordinated Notes, 20,409,735 shares of Common Stock were held by non-affiliates of the Company, having an aggregate market value of $125,009,626 (based on the closing price on the Nasdaq National Market on October 4, 1995). Safeguard owns 21,463,184 of the outstanding shares of Common Stock as of September 30, 1995. Safeguard has "demand" and "piggyback" registration rights with respect to certain of those shares as well as an additional 2,954,209 shares of Common Stock issuable upon conversion of the Series B Stock. In addition, the Company has granted registration rights covering approximately 4,642,716 shares of Common Stock (of which 93,331 shares are covered by currently effective registration statements). Finally, shares issued upon exercise of outstanding options under the Company's Option Plans are registered for resale on Form S-8. In connection with the offering contemplated hereby, the holders of approximately 26,559,369 shares of Common Stock have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, without the consent of The Robinson-Humphrey Company, Inc., for a period of 90 days from the date of this Prospectus. The Company is unable to predict the effect that sales made under Rule 144, under registration statements, or otherwise, may have on the then prevailing market price of the Common Stock although any substantial sale of restricted securities pursuant to Rule 144 or under registration statements may have an adverse effect, particularly in view of the limited trading market for the Common Stock.


  No Dividends. To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. Further, the Company's bank loan agreements restrict the Company from declaring or paying dividends or other distributions on its Common Stock.



                             SELLING STOCKHOLDERS


    In September 1992, the Company sold $18,500,000 in principal amount of 9% Convertible Subordinated Notes Due September 24, 2002 (the "Convertible Notes"). The Convertible Notes are convertible into shares of Common Stock at a conversion price of $2.20 per share of Common Stock. During September 1995, the Company gave notice of its intention to redeem the Convertible Notes and, prior to the commencement of the offering contemplated hereby, the Convertible Notes will be converted into an aggregate of 8,409,087 shares of Common Stock. The 4,209,087 shares of Common Stock received by the Selling Stockholders upon conversion of the Convertible Notes which are not being sold in this offering (assuming no exercise of the over-allotment option) are eligible for immediate resale under Rule 144 under the Securities Act.

    The following table sets forth information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby. Unless otherwise indicated, each of the Selling Stockholders has sole voting and investment power with respect to the shares beneficially owned. No Selling Stockholder has had any material relationship with the Company within the past three years other than through its ownership of a Convertible Note or shares of Common Stock issued upon conversion thereof.

                                                                                   Shares Being     Shares Beneficially
                                                    Shares Beneficially Owned       Sold in the       Owned After the
               Selling Stockholder                    Prior to the Offering         Offering(1)         Offering(1)
               -------------------                    ---------------------         -----------         -----------

                                                       Total        Percent(2)                       Total     Percent(2)
                                                       -----        ----------                       -----     ----------
Massachusetts Mutual Life Insurance Company (3)        2,500,000          5.8%         185,000      2,315,000      5.4%

First Interstate Bank of Oregon                        1,590,909          3.7%       1,590,909              0        0%
as Agent for Oregon Equity Fund

MassMutual Corporate Investors (3)                     1,363,636          3.2%         100,910      1,262,726      2.9%

Delaware State Employees' Retirement Fund              1,136,363          2.6%       1,136,363              0        0%

MassMutual Participation Investors (3)                   681,818          1.6%          50,457        631,361      1.5%

State of Delaware Retirement Plan -
Froley, Revy                                             454,545          1.1%         454,545              0        0%

ICI American Holdings Pension Trust                      249,090            *          249,090              0        0%

The Northern Trust Company as Trustee for
Nalco Chemical Company Retirement Trust                  227,272            *          227,272              0        0%

Zeneca Holdings Pension Trust                            205,454            *          205,454              0        0%

______________________
(1) Does not reflect any exercise of the Underwriters' over-allotment option.

(2) The percentage for each Selling Stockholder is determined based upon 43,047,515 shares of Common Stock outstanding.
(3) Each of Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors and MassMutual Participation Investors have agreed to grant the Underwriters a 30-day option to purchase up to 346,500, 189,000, and 94,500 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. See "Underwriting."
*   Less than 1%

                                 UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc. and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below.

            Underwriters                           Number of Shares
            ------------                           ----------------

            The Robinson-Humphrey Company, Inc...
            Hambrecht & Quist LLC................

                                                   ----------------
                 Total...........................  4,200,000
                                                   ================

    The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.


    The Underwriters propose to offer the shares of Common Stock being purchased directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain other dealers at such price less a concession not in excess of $_______ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_______ per share to certain other dealers. After this offering, the public offering price and other selling terms may be changed.


    Certain of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 630,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, to cover over-allotments, if any. If the Underwriters exercise the over-allotment option in full, such Selling Stockholders will sell to the Underwriters an aggregate of 630,000 shares of Common Stock. See "Selling Stockholders." If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the 4,200,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 4,200,000 shares of Common Stock offered hereby.


    The Selling Stockholders, the Company, its executive officers and directors and Safeguard, for a period of 90 days from the date of this Prospectus, have agreed that they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company without the prior written consent of The Robinson-Humphrey Company, Inc., except for the sale of shares of Common Stock offered hereby and, with respect to such executive officers and directors, the Selling Stockholders and Safeguard, except for bona fide gifts or transfers effected other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by such restriction.


    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities under the Securities Act, subject to certain limitations.


    The Underwriters have advised the Company that they do not intend to confirm sales of Common Stock to any account over which they exercise discretionary authority.


    In connection with the offering contemplated hereby, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however if all independent bids are lowered below the passive market maker's bid, such bid must be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS


    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Atlanta, Georgia, and for the Selling Stockholders by Choate, Hall & Stewart, Boston, Massachusetts.



                                    EXPERTS


    The consolidated financial statements and schedule of CompuCom Systems, Inc. and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 included and incorporated by reference herein, have been included and incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                               Page
                                                                                               ----
Independent Auditors' Report..............................................................     F-2

Consolidated Balance Sheets as of December 31, 1993 and 1994 and June 30, 1995 (unaudited)     F-3

Consolidated Statements of Operations for the years ended December 31, 1992, 1993 and 1994
and the six months ended June 30, 1994 and 1995 (unaudited)...............................     F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1992,
1993 and 1994 and the six months ended June 30, 1995 (unaudited)..........................     F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1992, 1993 and 1994
and the six months ended June 30, 1994 and 1995 (unaudited)...............................     F-6

Notes to Consolidated Financial Statements................................................     F-7

                         Independent Auditors' Report
                         ----------------------------


The Stockholders and Board of Directors
CompuCom Systems, Inc.:


     We have audited the accompanying consolidated balance sheets of CompuCom Systems, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CompuCom Systems, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.







                                           KPMG PEAT MARWICK LLP




Dallas, Texas
February 8, 1995

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

              (In thousands, except share and per share amounts)


                                                                        December 31,           December 31,        June 30, 1995
                             Assets                                         1993                   1994             (unaudited)
                             ------                                   ---------------        ---------------      ---------------
Current assets:
  Cash                                                                  $      3,941           $      4,076          $     4,094
  Receivables, less allowance for doubtful accounts
    of $1,872 in 1993, $1,942 in 1994 and $2,100 at June 30, 1995            207,721                233,589              215,791
  Inventories                                                                124,282                155,561              150,141
  Other                                                                        1,705                  2,145                1,737
                                                                       ---------------        ---------------     ---------------
       Total current assets                                                  337,649                395,371              371,763

Property and equipment:
  Land, building and improvements                                              5,703                  5,842                5,869
  Furniture, fixtures and other equipment                                     12,592                 15,302               17,771
  Leasehold improvements                                                       1,770                  2,414                2,859
                                                                       ---------------        ---------------     ---------------
                                                                              20,065                 23,558               26,499
  Less accumulated depreciation and amortization                              (5,225)                (7,648)              (9,429)
                                                                        ---------------        ---------------    ---------------
       Net property and equipment                                             14,840                 15,910               17,070

Cost in excess of fair value of tangible net assets
  purchased, less accumulated amortization                                    10,274                 12,498               12,229
Other assets                                                                   2,308                  5,752                5,301
                                                                        ---------------        ---------------    ---------------

                                                                           $ 365,071              $ 429,531          $   406,363
                                                                        ===============        ===============    ===============
             Liabilities and Stockholders' Equity
             ------------------------------------
Current liabilities:
  Accounts payable                                                         $ 150,914              $ 154,342          $   132,215
  Accrued liabilities                                                         29,746                 37,623               34,110
                                                                        ---------------        ---------------    ---------------
      Total current liabilities                                              180,660                191,965              166,325

Long-term debt                                                               107,316                118,974              113,417
Deferred income taxes                                                          3,485                  6,010                5,410

Convertible subordinated notes                                                17,880                 18,214               18,405

Stockholders' equity:
  Series B preferred stock, $10 stated value.  Authorized 3,000,000
    shares; issued and outstanding 2,000,000.                                                        20,000               20,000
  Common stock, $.01 par value.  Authorized 70,000,000
    shares; issued and outstanding 31,331,245 shares
    in 1993, 33,694,764 shares in 1994 and 34,059,764 at June 30, 1995           313                    337                  341
  Additional paid-in capital                                                  23,984                 28,164               28,774
  Retained earnings from July 1, 1987                                         31,433                 45,867               53,691
                                                                        ---------------        ---------------    ---------------
       Total stockholders' equity                                             55,730                 94,368              102,806
                                                                        ---------------        ---------------    ---------------

                                                                           $ 365,071              $ 429,531          $   406,363
                                                                        ===============        ===============    ===============

See accompanying notes to consolidated financial statements.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES


                     Consolidated Statements of Operations

                   (In thousands, except per share amounts)

                                                                                                      Six months       Six months
                                  Year ended               Year ended            Year ended              Ended            Ended
                                 December 31,             December 31,          December 31,         June 30, 1994    June 30, 1995
                                    1992                     1993                  1994              (unaudited)      (unaudited)
                                --------------          ---------------       ---------------      ---------------   ---------------

Net revenues                         $ 713,035              $ 1,015,482           $ 1,255,813            $ 587,482         $ 674,197


Cost of revenues                       608,316                  870,773             1,085,012              510,728           569,042
                                --------------          ---------------       ---------------      ---------------   ---------------

     Gross margin                      104,719                  144,709               170,801               76,754           105,155


Expenses:
  Selling                               58,843                   82,205                97,915               46,019            61,546

  General and administrative            23,743                   30,696                32,487               13,275            19,701

  Interest                               7,507                    8,722                11,346                5,229             6,497

  Depreciation and amortization          2,912                    4,178                 4,621                2,190             2,997

                                --------------          ---------------       ---------------      ---------------   ---------------
                                        93,005                  125,801               146,369               66,713            90,741
                                --------------          ---------------       ---------------      ---------------   ---------------


Earnings before income taxes            11,714                   18,908                24,432               10,041            14,414


Income taxes                             4,451                    7,469                 9,773                4,017             5,765

                                --------------          ---------------       ---------------      ---------------   ---------------

Net earnings                       $     7,263             $     11,439          $     14,659          $     6,024       $     8,649
                                ==============          ===============       ===============      ===============   ===============


Earnings per common share:
  Primary                                $ .23                    $ .34                 $ .40                $ .17             $ .22

  Fully diluted                          $ .22                    $ .29                 $ .34                $ .14             $ .19


Average common shares outstanding:
  Primary                               30,876                   33,888                35,714               35,919            35,992

  Fully diluted                         33,651                   42,958                44,123               44,328            44,935



See accompanying notes to consolidated financial statements.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
                     (In thousands, except share amounts)

                                                            Preferred Stock                     Common Stock
                                                   -------------------------------    -------------------------------
                                                       Shares           Amount            Shares           Amount
                                                   --------------   --------------    --------------   --------------
Balances at December 31, 1991                            243,750       $    2,438        29,131,929         $    291

  Retirement of preferred stock                         (243,750)          (2,438)

  Issuance of common stock                                                                   83,850                1

  Exercise of common stock warrants                                                         200,000                2

  Exercise of options                                                                       527,250                6

  Net earnings
                                                   --------------   --------------    --------------   --------------
Balances at December 31, 1992                                                            29,943,029              300

  Issuance of common stock                                                                  430,000                4

  Exercise of convertible notes/common

    stock warrants                                                                          566,666                5

  Exercise of options                                                                       391,550                4

  Net earnings
                                                   --------------   --------------    --------------   --------------
Balances at December 31, 1993                                                            31,331,245              313

  Issuance of preferred stock                          2,000,000           20,000

  Issuance of common stock                                                                  335,665                3

  Exercise of common stock warrants                                                       1,426,666               14

  Exercise of options                                                                       601,188                7

  Preferred stock dividend

  Net earnings
                                                   --------------   --------------    --------------   --------------
Balances at December 31, 1994                          2,000,000           20,000        33,694,764              337

  Exercise of common stock warrants (unaudited)                                               5,000

  Exercise of options (unaudited)                                                           360,000                4

  Preferred stock dividend (unaudited)

  Net earnings (unaudited)
                                                   --------------   --------------    --------------   --------------
Balances at June 30, 1995 (unaudited)                  2,000,000          $20,000        34,059,764             $341
                                                   ==============   ==============    ==============   ==============

                                                     Additional                           Total
                                                      Paid-in          Retained        Stockholders'
                                                      Capital          Earnings           Equity
                                                   --------------   --------------    --------------
Balances at December 31, 1991                        $    20,041      $    12,731       $    35,501

  Retirement of preferred stock                                                              (2,438)

  Issuance of common stock                                   209                                210

  Exercise of common stock warrants                          298                                300

  Exercise of options                                        760                                766

  Net earnings                                                              7,263             7,263
                                                   --------------   --------------    --------------
Balances at December 31, 1992                             21,308           19,994            41,602

  Issuance of common stock                                 1,249                              1,253

  Exercise of convertible notes/common

    stock warrants                                         1,094                              1,099

  Exercise of options                                        333                                337

  Net earnings                                                             11,439            11,439
                                                   --------------   --------------    --------------
Balances at December 31, 1993                             23,984           31,433            55,730

  Issuance of preferred stock                                                                20,000

  Issuance of common stock                                 1,197                              1,200

  Exercise of common stock warrants                        2,213                              2,227

  Exercise of options                                        770                                777

  Preferred stock dividend                                                   (225)             (225)

  Net earnings                                                             14,659            14,659
                                                   --------------   --------------    --------------
Balances at December 31, 1994                             28,164           45,867            94,368

  Exercise of common stock warrants (unaudited)                8                                  8

  Exercise of options (unaudited)                            602                                606

  Preferred stock dividend (unaudited)                                       (825)             (825)

  Net earnings (unaudited)                                                  8,649             8,649
                                                   --------------   --------------    --------------
Balances at June 30, 1995 (unaudited)                    $28,774          $53,691          $102,806
                                                   ==============   ==============    ==============

See accompanying notes to consolidated financial statements.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES


                     Consolidated Statements of Cash Flows

                                (In thousands)

                                                                      Year ended    Year ended     Year ended
                                                                     December 31,   December 31,    December 31,
                                                                         1992           1993            1994
                                                                   -------------- --------------  ----------------
 Cash flows from operating activities:
    Net earnings                                                     $    7,263       $    11,439     $    14,659
    Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
         Depreciation and amortization                                    2,912             4,178           4,621
         Other                                                              140
         Deferred income taxes                                            3,720             1,667           2,525

         Changes in assets and liabilities:
           Receivables                                                  (11,027)          (82,375)        (25,546)
           Inventories                                                   (1,415)          (25,159)        (34,207)
           Other current assets                                            (851)               75            (145)
           Accounts payable                                               2,160            45,387           4,899
           Accrued liabilities and other                                    942            14,638           7,127
                                                                 --------------     --------------  --------------
             Net cash provided by (used in) operating activities          3,844            (30,150)        (26,067)
                                                                 --------------     --------------  --------------

 Cash flows from investing activities:
   Capital expenditures, net                                           (7,408)             (6,584)         (5,018)
   Business acquisitions net of cash acquired                            (457)                             (2,741)
                                                                     --------------  -------------- --------------
             Net cash used in investing activities                     (7,865)             (6,584)         (7,759)
                                                                     --------------  -------------- --------------
 Cash flows from financing activities:
   Net borrowings (repayments) under bank credit facility              (9,990)             37,031          11,332
   Issuance of convertible subordinated notes,
     net of debt issue costs                                           17,754
   Issuance (retirement) of preferred stock                            (1,179)                             20,000
   Retirement of subordinated debentures                               (4,115)
   Exercise of warrants and options                                       349                 351           2,854
   Preferred stock dividend                                                                                  (225)
                                                                --------------      --------------  --------------
             Net cash provided by financing activities                  2,819              37,382          33,961
                                                                --------------      --------------  --------------

 Net increase (decrease) in cash                                       (1,202)                 648            135
 Cash at beginning of period                                            4,495                3,293          3,941
                                                                --------------      --------------  --------------
 Cash at end of period                                            $     3,293           $    3,941      $   4,076
                                                                ==============      ==============  ==============

                                                                    Six months ended    Six months ended
                                                                     June 30, 1994       June 30, 1995
                                                                      (unaudited)         (unaudited)
                                                                     ---------------    ----------------
 Cash flows from operating activities:
    Net earnings                                                      $    6,024          $    8,649
    Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
         Depreciation and amortization                                     2,190               2,997
         Other                                                              (406)
         Deferred income taxes                                               558                (606)

         Changes in assets and liabilities:
           Receivables                                                    14,453              19,035
           Inventories                                                   (33,689)              5,420
           Other current assets                                               75                 408
           Accounts payable                                               (6,995)            (22,359)
           Accrued liabilities and other                                  (2,420)             (3,062)
                                                                    --------------      --------------
             Net cash provided by (used in) operating activities         (20,210)             10,482
                                                                    --------------      --------------

 Cash flows from investing activities:
   Capital expenditures, net                                              (1,743)             (2,758)
   Business acquisitions net of cash acquired                                                 (1,754)
                                                                     --------------     --------------
             Net cash provided by (used in) investing activities          (1,743)             (4,512)
                                                                    --------------      -------------
Cash flows from financing activities:
   Net borrowings (repayments) under bank credit facility                  9,151              (5,615)
   Issuance of convertible subordinated notes,
     net of debt issue costs
   Issuance (retirement) of preferred stock                               10,000
   Retirement of subordinated debentures
   Exercise of warrants and options                                        2,631                 488
   Preferred stock dividend                                                                     (825)
                                                                     -------------      --------------
              Net cash provided by (used in) financing activities         21,782              (5,952)
                                                                     -------------      --------------

 Net increase (decrease) in cash                                            (171)                 18
 Cash at beginning of period                                               3,941               4,076
                                                                     -------------      --------------
Cash at end of period                                                 $    3,770          $    4,094
                                                                     =============      ==============

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

          Description of Business
          -----------------------

               CompuCom Systems, Inc. and subsidiaries (the "Company") is a personal computer ("PC") services integration company that provides services to corporate customers ranging from product procurement and configuration to network integration and support through sales and service locations nationwide.

          Principles of Consolidation
          ---------------------------

               The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

          Inventories
          -----------

               Inventories are stated at the lower of average cost or market. Substantially all inventories are finished goods.

          Property and Equipment
          ----------------------

               Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining term of the lease using the straight-line method.

          Cost in Excess of Fair Value of Tangible Net Assets Purchased
          -------------------------------------------------------------

               Cost in excess of fair value of tangible net assets purchased represents goodwill and customer lists and is amortized using the straight-line method over a 7 or 10 year period. Accumulated amortization at December 31, 1993 and 1994 was $3,551,000 and $5,142,000, respectively. The Company continually evaluates goodwill for indications of impairment based on projected undiscounted net cash flows from operations of the related business unit.

          Revenue Recognition
          -------------------

               Product revenues are recognized upon shipment with provisions made for anticipated returns, which historically have been immaterial. Service revenues are recognized when the service is rendered.

          Vendor Programs
          ---------------

               The Company receives volume rebates from certain manufacturers related to sales of certain products which are recorded when earned as a reduction of cost of goods sold. The Company also receives manufacturer reimbursements for certain training, promotional and marketing activities, which are recorded as earned as a reduction of general and administrative expense.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)

          Earnings Per Common Share
          -------------------------

               Primary earnings per common share is based on net earnings after preferred stock dividend requirements, if any, and the weighted average number of common shares outstanding during each year, including stock options and warrants considered to be dilutive common stock equivalents. Fully diluted earnings per common share assumes full conversion of all convertible securities into common stock at the later of the beginning of the year or date of issuance, and includes the add-back of related interest and/or dividends.

          Restructuring
          -------------

               In connection with the redirection of the Company and the effective discontinuation of its previous business activities, the accumulated deficit as of July 1, 1987 was reclassified as a reduction of additional paid-in capital to better reflect the financial position and new operating focus of the Company. Retained earnings represent the cumulative net earnings of the Company since July 1, 1987, less dividends.

          Income Taxes
          ------------

               The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

          Interim Financial Information
          -----------------------------

               In the opinion of management, the unaudited interim financial information of the Company contains all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position as of June 30, 1995 and the results of its operations and cash flows for the six months ended June 30, 1994 and 1995. The results of operations for the six months ended June 30, 1995 are not necessarily indicative of the results to be expected for the full year.

(2)  Long-term Debt
     --------------

          During March 1994, the Company executed an amendment to the August 1993 Financing and Security Agreement increasing the availability under the Company's bank revolving credit facility ("Credit Facility") from $125 million to $150 million. The new facility provides for a fixed rate of interest of 7.18% on $60 million of the outstanding principal balance. In addition, for the remainder of the unpaid principal, the Company has the option to elect the London Interbank Offered Rate ("LIBOR") plus 2.75% per annum, subject to certain limitations, and/or an interest rate of 0.5% above the prime rate per annum. Total borrowings are based on certain limits, as defined, and are secured by substantially all the assets of the Company. The Credit Facility subjects the Company to certain restrictions and covenants related to, among others, tangible net worth, debt to tangible net worth, net earnings, and limits the amount available for capital expenditures and dividends. All unpaid principal borrowed and unpaid accrued interest thereon, under the Credit Facility, are due March 1997.

          During April 1995, the Company executed an amendment to the Credit Facility to increase the availability under the Credit Facility from $150 million to $175 million. The other significant terms under the Credit Facility remained the same.

            The Company's highest level of borrowing was $114.6 million and $132 million in 1993 and 1994, respectively. The outstanding balance on the bank credit facility at December 31, 1994 is $115.2 million.

          A $3.9 million mortgage term loan on the corporate headquarters building in Dallas, Texas is payable in monthly installments of $32,500 plus interest at 8.1%.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)


          The Company paid interest of $7,633,000, $8,302,000 and $10,905,000, and the weighted average interest rate on the bank credit facility was approximately 7.5%, 7.2% and 7.3%, in 1992, 1993, and 1994, respectively.

(3)  Convertible Subordinated Notes
     -------------------------------

          In 1992, the Company issued $18,500,000 of 9% Convertible Subordinated Notes ("Notes") due in 2002. The Notes are convertible into 8,409,000 shares of the Company's common stock at $2.20 per share and are carried net of unamortized debt issue costs. If not converted, payment in five equal annual installments of $3.7 million, commencing in 1998, is required. The Notes subject the Company to certain restrictions and covenants related to, among others, tangible net worth, and certain ratios relating to operating cash flow and incurrence of additional debt. In addition, the Note Agreement provides for mandatory prepayment upon a change of control of the Company, as defined. Under certain conditions, the Company may prepay all or any part of the Notes on or after September 15, 1995 without prepayment penalties.


(4)  Income Taxes
     ------------

     The provision for income taxes is comprised of the following (in thousands):

                                              1992              1993              1994
                                         --------------    --------------    --------------
     Current:
         Federal                              $    400        $    4,849        $    6,437
         State                                     331               953               655
     Deferred                                    3,720             1,667             2,681
                                         --------------    --------------    --------------

                                              $  4,451        $    7,469        $    9,773
                                         ==============    ==============    ==============

     Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% in 1992 and 35% in 1993 and 1994 to earnings before income taxes as a result of the following (in thousands):

                                              1992              1993               1994
                                         --------------    --------------    --------------
     Computed "expected" tax expense          $  3,983          $  6,618          $  8,551
     State taxes, net of U.S. Federal
         income tax benefit                        218               619               426
     Other, net                                    250               232               796
                                         --------------    --------------    --------------

                                              $  4,451          $  7,469          $  9,773
                                         ==============    ==============    ==============

                                                           (Continued)

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)


     Total tax expense for the years ended December 31, 1992, 1993 and 1994 was allocated as follows (in thousands):

                                              1992              1993               1994
                                         --------------    --------------    --------------
     Current tax expense                      $    731        $    5,802        $    7,092
     Deferred tax expense
       Acquired tax benefit                      2,733             1,118               183
       Other                                       987               549             2,498
                                         --------------    --------------    --------------
                                              $  4,451        $    7,469        $    9,773
                                         ==============    ==============    ==============

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 and 1994 are presented below (in thousands).

                                                                              1993              1994
                                                                         --------------    --------------
     Deferred tax assets:
       Net operating loss carryforwards and acquired tax benefits            $   1,902            $   33
       Inventories, principally due to additional costs inventoried
         for tax purposes and reserves                                           2,167             2,064
       Accounts receivable, principally due to allowance for
         doubtful accounts                                                         646               679
       Other                                                                       914               816
                                                                         --------------    --------------
         Total gross deferred tax assets                                         5,629             3,592
         Less valuation allowance                                                1,067
                                                                         --------------    --------------
         Net deferred tax assets                                                 4,562             3,592
                                                                         --------------    --------------
     Deferred tax liabilities:
       Tax net operating losses in excess of financial                           6,812             7,976
       Other                                                                     1,235             1,626
                                                                         --------------    --------------
         Total gross deferred tax liabilities                                    8,047             9,602
                                                                         --------------    --------------
         Net deferred tax liability                                          $   3,485         $   6,010
                                                                         ==============    ==============

          The valuation allowance of $1,067,000 at December 31, 1993 is no longer required as a result of the 1994 utilization of net operating losses for tax purposes.

          There were $478,000, $3,040,000 and $9,934,000 of income taxes paid in 1992, 1993 and 1994, respectively, net of refunds. Taxes payable at December 31, 1994 was approximately $857,000.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)


(5)  Preferred Stock
     ---------------

          The Company has authorized three million shares of preferred stock, stated value $10. In 1994, Safeguard Scientifics, Inc., ("Safeguard") entered into an agreement to purchase from the Company $20,000,000 (2,000,000 shares) of its Series B Cumulative Convertible Preferred Stock ("Series B Shares"). The Series B Shares are convertible into shares of Common Stock based on a conversion price of $6.77 per share subject to anti-dilutive adjustments. The Series B Shares are entitled to a 6% per annum cumulative dividend payable out of legally available funds. The Series B Shares are entitled to one vote for each share of Common Stock into which such Series B Shares may be converted, except that in the election of directors (as long as Safeguard owns at least 40% of the Company's then outstanding voting securities, excluding the Series B Shares), the Series B Shares will be entitled to five votes for each share of Common Stock into which the Series B Shares may be converted. As of December 31, 1994 there were $225,000 of undeclared, unpaid dividends related to the Series B Shares.

(6)  Stock Options and Warrants
     --------------------------

          The Company maintains three stock option plans covering certain key employees and outside directors. The 1983 Stock Option Plan and the 1984 Non-Qualified Stock Option Plan expired by their terms in May 1993 and January 1994, respectively. Therefore, the Company adopted a 1993 Stock Option Plan under which the Company may grant qualified or non-qualified stock options. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. Generally, options vest five years after the date of grant and expire ten years after the date of grant.

          At December 31, 1994, the Company has reserved 4,728,000 shares of its common stock for issuance under its stock option plans. There are 161,000 shares available for future grant under the 1993 Stock Option Plan. The Company plans to increase the number of shares available for future grant under the 1993 Stock Option Plan by 3,000,000 shares in 1995, subject to approval by shareholders.

          A summary of the status of the Company's stock option plans follows:

                                               Shares            Price range
                                            ------------       ---------------
     Outstanding at December 31, 1992         4,051,000          $    .50-2.81
        Granted                               1,481,000              2.25-3.13
        Exercised                              (549,000)             1.00-2.81
        Canceled                                (69,000)             1.00-2.81
                                            ------------
     Outstanding at December 31, 1993         4,914,000          $    .50-3.13

        Granted                                 612,000              3.94-4.75
        Exercised                              (981,000)              .50-3.38
        Canceled                               (128,000)             1.00-4.13
                                            ------------
     Outstanding at December 31, 1994         4,417,000          $    .50-4.75
                                            ============

     Exercisable at December 31, 1994         2,773,000          $    .50-3.13
                                            ============

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)


          Under the Stock Option Plan for Directors, 100,000 shares have been reserved for issuance, subject to stockholder approval of the plan. Options to non-employee directors are required to be granted at fair market value with an initial 10,000 share grant upon election to the Board. Subsequent service grants will be awarded to all non-employee directors in accordance with formulas based upon years of service. Under this plan, 10,000 options have been granted at an exercise price of $4.75 per share, of which none were exercisable at December 31, 1994. Options under this plan vest 25% each year commencing on the first anniversary of the grant date and expire after 10 years.

          In conjunction with certain subordinated debentures issued in 1991, and repaid in 1992, warrants were issued to acquire approximately 1.4 million shares of common stock at a purchase price of $1.50 per share, exercisable through April 1996. During 1994, approximately 1,177,000 of these warrants were exercised, leaving approximately 128,000 of the warrants remaining. In connection with an acquisition in 1987, the Company issued warrants to the seller to purchase 250,000 shares of common stock at $1.50 per share, which were subsequently exercised in February 1994.

(7)  Related Party Transactions
     --------------------------

          In 1994, the Company sold the majority of its interest in a subsidiary, PC Parts Express, Inc. ("PCPE") to a venture capital company primarily owned by a former officer and director of the Company, in exchange for cash, a secured note receivable, and warrants to purchase additional PCPE common stock. Separately, the Company sold substantially all of the assets with respect to its network training business to this same venture capital company in exchange for a secured note receivable and royalty agreement.

          Included in other assets at December 31, 1994 is a $1,181,250 secured term note receivable from an officer and director of the Company. Interest on the note accrues at the rate of 6% per annum and is payable annually beginning January 1, 1996. Principal is payable in two annual installments of $590,625 each on August 31, 1996 and August 31, 1997.

          Included in other assets at December 31, 1994 is a $600,000 secured term note receivable from a former officer and director of the Company. The outstanding principal balance and accrued interest at the prime rate was paid in February 1995.

          Safeguard owns approximately 63% of the Company's common stock as of December 31, 1994. The Company pays Safeguard a fee for providing certain administrative, legal and financial services to the Company. General and administrative expenses include charges from Safeguard of $600,000 in 1992, 1993 and 1994.

(8)  Leases
     ------

          The Company has noncancelable operating leases for facilities and equipment which expire at various dates from 1995 to 2004. Total rental expense for operating leases was $5,161,000, $5,430,000 and $4,804,000 in 1992, 1993 and 1994, respectively. Future minimum lease payments under noncancelable operating leases as of December 31, 1994 are $4,594,000 - 1995; $4,392,000 - 1996; $3,729,000 - 1997; $2,828,000 - 1998; $1,928,000 -
     1999; and $2,696,000 - thereafter.

(9)  Savings Plan
     ------------

          The Company has a contributory 401(k) Plan for its employees and matches one-half of the first 4% and one-fourth of the next 2% of employee compensation, and employer participation is subject to certain vesting requirements. Amounts expensed relating to the Plan were $372,000, $501,000 and $597,000 in 1992, 1993 and 1994, respectively. In addition, the Company also expensed $215,000 in common stock contributions to the Plan during 1992. The 80,000 shares of common stock contributed for 1992 were made in the subsequent year.

                    COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information with respect to June 30, 1994 and 1995 is unaudited)


(10) Investments
     -----------

          In January 1994, the Company sold the majority of its interest in a subsidiary, PC Parts Express, Inc., which subsequently changed its name to PC Service Source ("PCSS"). In April 1994, PCSS completed an initial public offering. After this transaction, the Company's ownership of PCSS common stock was approximately 24%. The PCSS common stock owned by the Company is unregistered and the sale of the stock is subject to certain restrictions. The Company owned approximately 23% of the outstanding common shares of PCSS at year end and accounts for this investment using the equity method. At December 31, 1994, the Company's carrying value of the PCSS stock was $1,735,000 and the market value was approximately $8,200,000. In addition, the Company owns warrants for the purchase of 250,000 shares of PCSS common stock at an exercise price of $2.25.

(11) Contingencies
     -------------

          The Company is involved in various claims and legal actions arising in the ordinary course of business with enterprises in both the public and private sector. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

(12) Quarterly Financial Data (Unaudited)
     ------------------------------------

                                           1st            2nd            3rd            4th
                                         Quarter        Quarter        Quarter        Quarter
                                      ------------   ------------   ------------   ------------
                                              (in thousands, except per share amounts)
     1993
     ----
       Net revenues                     $ 200,856      $ 239,707      $ 256,507      $ 318,412
       Gross margin                        29,530         34,538         36,890         43,751
       Net earnings                         1,859          2,602          2,838          4,140
       Earnings per common share:
         Primary                              .06            .08            .08            .12
         Fully diluted                        .05            .07            .07            .10

     1994
     ----
       Net revenues                     $ 280,857      $ 306,625      $ 306,654      $ 361,677
       Gross margin                        36,141         40,613         43,503         50,544
       Net earnings                         2,765          3,259          3,271          5,364
       Earnings per common share:
         Primary                              .08            .09            .09            .15
         Fully diluted                        .07            .08            .08            .12

     Earnings per common share calculations are based on the weighted average number of shares outstanding in each period. Therefore, the sum of the quarters does not necessarily equal the year to date earnings per common share.

====================================================     ============================================

   NO DEALER, SALES REPRESENTATIVE OR ANY
OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS                                4,200,000 Shares
PROSPECTUS, AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY, ANY SELLING STOCKHOLDER,
ANY OF THE UNDERWRITERS OR ANY OTHER PERSON.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
THE INFORMATION CONTAINED HEREIN IS CORRECT                       CompuCom Systems, Inc.
AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF
OR THE DATE AS OF WHICH INFORMATION IS SET
FORTH HEREIN. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION                         Common Stock
OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN
THE SHARES OF COMMON STOCK OFFERED HEREBY,
NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR
A SOLICITATION OF AN OFFER TO BUY, ANY OF
THE SHARES OF COMMON STOCK OFFERED HEREBY TO
ANY PERSON IN ANY JURISDICTION IN WHICH SUCH
OFFER OR SOLICITATION IS UNLAWFUL OR
UNAUTHORIZED, OR IN WHICH THE PERSON MAKING
SUCH OFFER OR SOLICITATION IS NOT QUALIFIED
TO DO SO, OR TO ANY PERSON TO WHOM IT IS
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                                                   _____________________

                                                                    P R O S P E C T U S
             _________________
                                                                   _____________________
             TABLE OF CONTENTS


                                               Page
                                               ----

Available Information.......................      2
Incorporation of Certain Documents by Reference   2                The Robinson-Humphrey
Prospectus Summary..........................      4                    Company, Inc.
Risk Factors................................      6
Selling Stockholders........................      8
Underwriting................................      9                  Hambrecht & Quist
Legal Matters...............................     10
Experts.....................................     10
Index to Consolidated Financial Statements      F-1


                                                                             , 1995



====================================================     ============================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


                             ____________________

Item 14.  Other Expenses of Issuance and Distribution.
-----------------------------------------------------


    Except for the Registration fee-Securities and Exchange Commission, which the Company paid in May, 1994, and certain miscellaneous expenses, which shall be borne by the Company, subject to certain agreements with the Company as to the maximum amount payable by the Selling Stockholders, the following table sets forth the estimated expenses to be incurred by the Selling Stockholders in connection with this offering, in addition to underwriting discounts and commissions. All amounts are estimated, except the Registration fee-Securities and Exchange Commission and NASD filing fee.

    Registration fee-Securities and Exchange Commission.. $ 14,497.27

    NASD filing fee......................................    4,400.00

    Printing of registration statement, prospectus, etc..   25,000.00

    Blue sky fees and expenses...........................    7,500.00

    Accounting services..................................   25,000.00

    Legal fees...........................................   50,000.00

    Miscellaneous........................................   10,000.00
                                                          -----------

       Total............................................. $136,397.27
                                                          ===========



Item 15.  Indemnification of Directors and Officers.
---------------------------------------------------


    A. Section 145(a) of the Delaware General Corporation Law (the "GCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    Section 145(b) of the GCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against such expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.


    Section 145(c) of the GCL further provides that, to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.


    Section 145(f) of the GCL provides that the statutory provisions on indemnification are not exclusive of indemnification provided pursuant to, among other things, the certificate of incorporation, by-laws or indemnification agreements. The Certificate of Incorporation and By-laws of the Company each contain provisions regarding the indemnification of directors and officers of the Company. Subject to certain limitations expressed therein, Article NINTH of the Company's Certificate of Incorporation provides for the indemnification of the Company's officers and directors to the fullest extent permitted by the GCL. In addition, the By-laws of the Company provide expanded rights to indemnification beyond the indemnification expressly authorized by the GCL in the following respects:


    1. indemnification will be available without regard to the tests applicable to the indemnified person's conduct, unless indemnification against the particular liability is expressly prohibited by applicable law;


    2. indemnification is expressly authorized against penalties and punitive damages, as well as against judgments and amounts paid in settlement of derivative suits; and


    3. under certain circumstances, expenses incurred by a director in defending a third party or corporate proceeding are required to be paid by the corporation on behalf of such director.


    B. The Company has a directors' and officers' liability insurance policy that affords directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.


Item 16.  Exhibits and Financial Statements.
-------------------------------------------

    The following is a list of exhibits filed as part of this Registration
Statement:

Exhibit
Number                                Document
-------     --------------------------------------------------------------------
 1          Form of Underwriting Agreement*

 4(a) Form of Stock Certificate evidencing Common Stock, $.01 par value, of CompuCom Systems, Inc. (1)(Exhibit 4(b))

 4(b)       Form of Series E Warrant (2)(Exhibit 4(f))

 4(c)       CompuCom Systems, Inc. 1983 Stock Option Plan, as amended
            (3)(Exhibit 4(k))

 4(d)       CompuCom Systems, Inc. 1993 Stock Option Plan (4)(Exhibit 4(f))

 4(e) CompuCom Systems, Inc. 1984 Non-Qualified Stock Option Plan, as amended (5)(Exhibit 4(g))

 4(f)       Securities Purchase Agreement, dated as of April 29, 1991, among
            Gateway Venture Partners III, L.P., Radnor Venture Partners, L.P.
            and CompuCom Systems, Inc. (6)(Exhibit 10.7)

 4(g) Form of Securities Purchase Agreement, dated as of April 29, 1991 between CompuCom Systems, Inc. and certain members of its management as listed on the schedule attached thereto, and including as exhibits the Form of 15% Subordinated Debenture due October 29, 1992 and Form of Common Stock Purchase Warrant (3)(Exhibit 4(o))

 4(h)       Note Agreement and sample note representing the $18.5 million 9%
            Convertible Subordinated Notes due September 24, 2002, issued by
            CompuCom Systems, Inc. in September 1992 (7)(Exhibit 4)

 4(i)       Certificate of Designation dated March 31, 1994, establishing Series
            B Cumulative Convertible Preferred Stock of CompuCom Systems, Inc.
            (8)(Exhibit 4(i)).

 4(j)       Form of Stock Certificate evidencing Series B Cumulative Convertible
            Preferred Stock, $0.1 par value, of CompuCom Systems, Inc.
            (8)(Exhibit 4(h)).

 5 Opinion of Morgan, Lewis & Bockius as to legality of securities being registered (9)(Exhibit 5).

 23.1       Independent Auditors' Consent of KPMG Peat Marwick LLP.

 23.2       Consent of Morgan, Lewis & Bockius (included in Exhibit 5).

 24    Power of Attorney (9)(Exhibit 25).

__________
*   To be filed by Amendment
(1) Filed on April 2, 1990 as an exhibit to the Annual Report on Form 10-K (No. 0-14371) and incorporated herein by reference.
(2) Filed on August 14, 1987 as an exhibit to Form 8-K (No. 0-14371) and incorporated herein by reference.
(3) Filed on March 31, 1993 as an exhibit to the Annual Report on Form 10-K (No. 0-14371) and incorporated herein by reference.
(4) Filed on March 14, 1994 as an exhibit to the Registration Statement on Form S-8 (No. 33-76382) and incorporated herein by reference.
(5) Filed on March 29, 1991 as an exhibit to the Annual Report on Form 10-K (No. 0-14371) and incorporated herein by reference.
(6) Filed May 15, 1991 as an exhibit to Form 8-K (No. 0-14371) and incorporated herein by reference.
(7) Filed on November 13, 1992 as an exhibit to the Quarterly Report on Form 10-Q (No. 0-14371) and incorporated herein by reference.
(8) Filed on May 15, 1994 as an exhibit to the Quarterly Report on Form 10-Q (No. 0-14371) and incorporated herein by reference.
(9) Filed on May 11, 1994 as an exhibit to this Registration Statement on Form S-3 (No. 33-78746).


Item 17.  Undertakings.
----------------------

    (a) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to direc tors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c)  The undersigned registrant hereby undertakes that:


         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 5th day of October, 1995.


                                COMPUCOM SYSTEMS, INC.



                                By:  /s/ Edward R. Anderson
                                   ---------------------------------------
                                Edward R. Anderson
                                President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

  Signature                     Title                          Date
---------------           -------------------              ------------
/s/ Edward R. Anderson     President and Chief Executive    October 5, 1995
------------------------
Edward R. Anderson         Officer (Principal Executive
                           Officer) and Director


/s/ Robert J. Boutin       Sr. Vice President-Finance,      October 5, 1995
------------------------
Robert J. Boutin           Chief Financial Officer
                           (Principal Financial and
                           Accounting Officer)


                                   DIRECTORS


               *DANIEL F. BROWN
               *JAMES W. DIXON
               *MICHAEL J. EMMI
               *RICHARD F. FORD
               *IRA M. LUBERT
               *WARREN V. MUSSER
               *EDWARD N. PATRONE
               *CHARLES A. ROOT

         * By his signature set forth below Robert J. Boutin, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Post-Effective Amendment No. 1 to Registration Statement on behalf of the directors indicated above.



By: /s/ Robert J. Boutin
   ------------------------------------------------         October 5, 1995
   Robert J. Boutin, Senior Vice President-Finance,
   Chief Financial Officer (Attorney-in-Fact)